Exhibit 99.1

Text of Footnote 6:

(6) Pursuant to the Merger Agreement, this option, which was granted on January 19, 2000 and vested on the third anniversary of the grant date, was converted into an option to acquire 6,883 shares of Class A common stock of News Corporation at an exercise price of $22.32 per share. Under the Merger Agreement, the number of shares of Class A common stock of News Corporation subject to the option was determined by multiplying (i) the number of shares of Company common stock subject to the option by (ii) 2.8681, which represents the quotient of
     (A) $60.00 divided by (B) $20.9198, the volume weighted average price per share of News Corporation Class A common stock on the New York Stock Exchange over the five (5) trading days ending on December 12, 2007 (the "Exchange Ratio"). The exercise price of the option was determined by dividing (x) the per share exercise price specified in the option to acquire Company common stock by (y) the Exchange Ratio. The News Corporation Class A common stock had a market value of $20.70 per share on the effective date of the merger.